PX14A6G

Dear Fellow GIGN Members:

As the 2016 proxy season progresses, we want to make you aware of several high profile shareholder proposals relating to carbon asset risk at a number of US energy companies, including at Chevron where Hermes EOS has co-sponsored the resolution and at ExxonMobil where a similar proposal has been filed.

As you may be aware, the energy sector is undergoing rapid change. While current low energy prices are rooted in an excess supply of oil and gas, global efforts to reduce greenhouse gas emissions are likely to exacerbate volatility over the next 20 years, which will have a profound effect on the business models of these companies.

In case of Chevron, Hermes proposal is seeking evidence of Chevron’s scenario planning and stress-testing that would provide investors with assurance that Chevron has positioned itself to respond to the transition to a lower-carbon economy.

External Manager Letter & Proxy Memo

In order to ensure the maximum levels of support for these important proposals, we also invite you to consider writing to your external investment managers to encourage them to vote FOR the resolutions. We have drafted a standardized letter which is attached to help make this as simple as possible for you.

Should you decide to submit a letter to any of your external managers we suggest you also include a copy of the attached ‘proxy memo’ which highlights the key arguments why investors should support these resolutions

Public Declaration

We also invite you to publicly pledge your support for both the Chevron and ExxonMobil proposals by completing the brief form found at the link below.

Following the initial declarations, which included several high-profile supporters, made public on earlier this month, the next set of declarations for Exxon & Chevron will be published on Tuesday 26th April, with a deadline for inclusion of close of business (US) on Friday 22nd April.

After that you will have one final opportunity to be named as part of the final declarations list (final deadline May 8)

You can see a list of current declarants here: http://www.ceres.org/issues/carbon-asset-risk/investor-support-of-portfolio-resilienceresolutions

You can submit your declaration of support here:

http://www.surveygizmo.com/s3/2676442/DECLARATION-OF-SUPPORT-FOR-CARBON-ASSETRISK-RESOLUTIONS

We thank you for your consideration and hope you will be able to support these important initiatives.

Please feel free to contact me or my colleague Tim Goodman Tim.Goodman@hermesinvestment.com with any questions and/or concerns regarding support of these two resolutions.

XX April 2016

Dear XXXXXX,

I’m writing to encourage {Manager Name} to join a growing coalition of investors in support of two important shareholder resolutions at the Annual General Meetings (AGMs) of ExxonMobil and Chevron Corporation on May 25th.

By way of reminder, both resolutions request the companies provide additional disclosure to investors about the ways in which they are stress-testing their fossil fuel portfolios in anticipation of a lower-carbon future. We believe this type of analysis is critical for understanding each company's long-term strategic positioning within a rapidly transforming energy sector. While both Exxon and Chevron have both provided some insight into their risk management during engagement we are not convinced that they are addressing these risks yet in as mature a way as some of their competitors. I have included a short briefing memo that describes the resolutions and our rationale for supporting them.

We hope {Manager Name} will be in a position to support these carefully designed resolutions which we believe will receive significant support from investors because of the constructive and strategic implications for Exxon and Chevron. If {Manager Name} do not feel comfortable supporting these resolutions we would like to understand better the reasoning behind this decision.

Please feel free to contact me or my colleague Tim Goodman Tim.Goodman@hermesinvestment.com with any questions and/or concerns regarding support of these two resolutions.

Kind regards,

PROXY MEMORANDUM

To:	Chevron Corporation Shareholders
Subject:	2016 Proxy Statement – Item No. 7: Stockholder Proposal Regarding Report on Climate Change Impact Assessment
Date:	6 April, 2016
Contact:	Darren Brady, Hermes EOS, Darren.Brady@hermes-investment.com
Anita Green, Wespath Investment Management, agreen@wespath.com

Hermes Equity Ownership Services (Hermes) and Wespath Investment Management (Wespath) co-filed Proxy Item No. 7, Stockholder Proposal Regarding Report on Climate Change Impact Assessment. The proposal will be voted on at the May 25, 2016 Annual Meeting of Chevron Corporation (Chevron).

Resolved

Shareholders request that by the Annual Meeting of Stockholders in 2017, Chevron, with board oversight publishes an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies, at reasonable cost and omitting proprietary information. The report should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline impacts of fluctuating demand and price scenarios on the company’s existing reserves and resource portfolio - including the International Energy Agency’s “450 Scenario,” which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.

Hermes and Wespath encourage shareholders to support this proposal and firmly believe that doing so is in investors’ and the company’s long-term interests:

•	Shareholders are requesting similar non-proprietary disclosures from Chevron that its competitors are increasingly providing to their investors;
•	Shareholders need to consider information regarding how Chevron’s business is positioned for changing markets where transformation and disruption may occur faster than currently anticipated;
•	Shareholders are seeking evidence of Chevron’s scenario planning and stress testing that would provide investors with assurance that Chevron has positioned itself to respond to the transition to a lower-carbon economy in orderly and cost-effective ways.

Hermes and Wespath ask shareholders to consider the following perspectives:

Shareholders support Chevron providing non-proprietary disclosure that does not place the company at a competitive disadvantage.

Chevron views additional disclosure relating to a climate change impact assessment as competitively sensitive. In this regard, Chevron appears to be increasingly out of step with its extractive industry peers:i

•	In 2015, the boards of Royal Dutch Shell, BP, and Statoil endorsed very similar, disclosureoriented resolutions titled “Strategic Resilience for 2035 and Beyond” which received almost unanimous support from their investors;
•	In 2016, the boards of Total, Glencore, Anglo-American and Rio Tinto have committed to supporting investor calls for additional disclosure;
•	ConocoPhillips has tested its capital planning decisions against four carbon-constrained scenarios, and disclosed the results;
•	BHP Billiton publicly released its “Climate Change: Portfolio Analysis” that evaluates the impact of multiple 2 degree pathways on its assets;
•	German electricity generator, E.ON, has disclosed plans to focus on renewable energy and distribution grids, following the spin-off of its power generation and energy trading businesses into a new company (Uniper).

Chevron has indicated in its 2016 proxy statement that:

“Since 2008, major capital projects approval have included our in-house view of carbon pricing to reflect the possible financial risks of GHG regulations. Our carbon cost analysis, and hence our investment decisions, are based on a thorough assessment of varying ranges of future policy and economic growth outcomes.”

The company appears to have been modeling the impact of carbon pricing on its business since 2008. Rather than putting Chevron at a competitive disadvantage, a report providing more information regarding the company’s resilience to a lower-carbon economy is likely to provide assurance to shareholders that Chevron is, and will remain, competitively well-positioned.

Shareholders are seeking to understand Chevron’s long-term resilience to changes within the energy sector.

The energy sector is rapidly changing. While current low energy prices are rooted in an excess supply of oil and gas, global efforts to reduce greenhouse gas emissions are likely to exacerbate volatility over the next 20 years. There are indications that an economic transition is already underway including, but not limited, to:

•	International agreements − most notably the 2015 Paris Agreement−and national/regional frameworks aimed at aggressively reducing greenhouse gas emissions;
•	The accelerating decline in the cost of renewable energy − in the U.S., 20 states are at solar grid parityii and this number is forecast to rise to 42 by 2020;
•	Technological advances and disruptions that will affect demand for fossil fuel energy − such as battery storage, distributed electricity generation, energy demand management and the growing market for electric vehicles.

Oil and gas assets often have decades-long lifespans. Shareholders may accept Chevron’s strategy for current market conditions however, prudent investors will also seek to assess the long-term resilience of Chevron’s portfolio and the company’s strategic positioning in carbon-constrained markets. Disclosure of scenario analyses that model the potential impact of public policy changes on Chevron’s assets will assist shareholders in determining if Chevron is sufficiently prepared and stress testing for a changing future.

Shareholders have insufficient information to assess Chevron’s preparedness for long-term fluctuations in price and demand.

In the 2016 proxy statement Chevron says:

“Consideration of GHG issues are integrated into Chevron’s strategy, business planning, and risk management tools and processes.”

However, the company provides very little detail on the underlying assumptions that are used or the projected outcomes. As such, it is unclear how the company is forecasting the potential impacts on longterm price and demand scenarios for its reserves and resource portfolio.

Price: Shareholders are aware that Chevron has responded to the current decline in oil prices by selling assets and cutting costs, in line with many of its competitors. Chevron is selling $15 billion in assets,iii has cut 20-25% of its workforceiv and reduced 2016 capital expenditures by 24% from the previous year.v While these short-term strategies respond to current price declines, it is appropriate for shareholders to question the company’s long-term financial outlookvi and prospects for continued dividend growth under different long-term price scenarios.

Demand: The International Energy Agency (IEA) publishes scenarios that model different public policy pathways and their expected impact on the demand for, and mix of, future energy sources.vii The IEA’s

“450 Scenario” sets out an energy pathway that limits the global increase in temperature to 2 degrees Celsius, to which the company responds:

“Chevron’s view is that the implementation of comprehensive, enforceable, and verifiable regulation to implement policies similar to IEA’s 450 Scenario is not a likely outcome.”viii

The probability of strong climate change-related policy action has increased since the Paris Agreement reached at the UNFCCC Conference of the Parties (COP21) in December 2015. COP21 concluded with 195 countries agreeing to keep global temperature increase "well below" 2C, and pursuing efforts to limit it to 1.5C. The Paris Agreement will be reviewed every five years and to achieve its goals, incremental reductions in emissions are required.

In the 2016 proxy statement, Chevron offers a view on expected future energy growth that is driven by the newly emerging middle class in developing economies. In this scenario, Chevron references the IEA’s statement that “energy demand will grow 32% by 2040,” a view that aligns with the IEA’s baseline “New Policies Scenario.”ix The IEA recently released analysis of preliminary data indicating that energy-related carbon dioxide (CO2) emissions had stabilized in 2015 for the second consecutive year,x despite the global economy growing at more than 3% annually during these two years. Considering these new figures, the IEA’s “New Policies Scenario,” which forecasts energy-related CO2 emissions growing by 16% by 2040,xi may increasingly be under scrutiny.

Shareholders may continue to believe that the “New Policies Scenario” is an appropriate base-case for Chevron’s future demand forecasts. However, in light of the Paris Agreement, it is prudent to ask the company to provide additional scenario analyses relating to possible demand shifts resulting from a carbon-constrained economy and to stress test its strategy and business plans against them.

i

Shareholders may also be familiar with the “Oil and Gas Climate Initiative (OGCI)” established in 2014 by ten major, global oil and gas companies: BP, CNPC, Eni, Pemex, Reliance Industries, Repsol, Saudi Aramco, Shell, Statoil and Total. OGCI is an “industry-driven initiative which aims to catalyse practical action on climate change in focus areas such as the role of natural gas, carbon reduction instruments and tools, and long-term energy solutions.”

ii

http://www.greentechmedia.com/research/report/us-residential-solar-economic-outlook-2016-2020

iii

http://www.industryweek.com/global-economy/chevron-selling-more-assets-amid-low-oil-prices

iv

Chevron Corporation’s, 2016 Security Analyst Meeting – Upstream Overview, presented by Jay

Johnson. New York, NY, March 8, 2016

v

http://www.chevron.com/chevron/pressreleases/article/12092015_chevronannounces266billioncapita

landexploratorybudgetfor2016.news

vi

In 2015: Operating cash flow - $19.5 billion; Capex - $29.5 billion; Dividend payments added $12 billion in debt to company’s balance sheet raising debt to equity percentage 7 points to 25%; Moody’s cut credit rating from AA to Aa-; CEO John Watson quoted saying, “We are preparing to live with prices at whatever level.” (http://www.cnbc.com/2016/01/29/), however, while Chevron’s costs compare favorably to its publicly-traded competitors, the company remains at a disadvantage to lower-cost nationally owned oil companies, which own 80% of the world’s oil reserves

(http://www.opec.org/opec_web/en/data_graphs/330.htm)

vii

http://www.iea.org/publications/scenariosandprojections/

viii

https://www.chevron.com/corporate-responsibility/climate-change/managing-climate-risk

ix

IEA’s New Policies Scenario: takes into account the policies and implementing measures affecting energy markets that had been adopted as of mid-2015, together with relevant policy proposals, even though specific measures needed to put them into effect have yet to be fully developed.

(http://www.worldenergyoutlook.org/media/weowebsite/2015/WEM_Documentation_WEO2015.pdf)

x

https://www.iea.org/newsroomandevents/pressreleases/2016/march/decoupling-of-global-emissions-

and-economic-growth-confirmed.html

xi

http://www.worldenergyoutlook.org/media/weowebsite/2015/WEO2015_Factsheets.pdf